
Bayfield Ventures Shareholders Approve Plan of Arrangement with New Gold

December 29, 2014 – New Gold Inc. ("New Gold") (TSX:NGD) and (NYSE MKT:NGD) is pleased to announce that the shareholders of Bayfield Ventures Corp. ("Bayfield") have voted overwhelmingly in favour of the proposed plan of arrangement with New Gold (the "Arrangement"). Under the terms of the Arrangement, Bayfield shareholders will receive 0.0477 of a New Gold common share for each Bayfield common share held.

Upon closing of the Arrangement, New Gold will acquire all of Bayfield's assets which include a 100% interest in three mineral properties, totalling 10 square kilometres, located adjacent to New Gold's Rainy River project in northwestern Ontario. One of the three properties, the Burns Block, lies between the eastern edge of the planned open pit and the underground Intrepid zone at Rainy River, and contains National Instrument 43-101 compliant gold and silver mineral resources.

Bayfield has applied to the Supreme Court of British Columbia to obtain the final court order approving the Arrangement and the hearing is expected to take place on December 30, 2014. Assuming court approval is obtained and that all other conditions of the Arrangement are satisfied or waived, the Arrangement is expected to become effective on or around January 1, 2015.

Bayfield shareholders and other interested parties can find additional materials relating to the Arrangement under Bayfield's SEDAR profile at www.sedar.com.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, respectively. Such forward-looking statements and information include, but are not limited to, statements with respect to the potential completion and timing of the Arrangement, statements regarding synergies and the impact of the proposed Arrangement, the terms and conditions of the Arrangement and the benefits of the proposed Arrangement. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements and information are based on various assumptions and on the best estimates of New Gold, as of the date hereof, and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of New Gold to be materially different from those expressed or implied by such forward-looking statements and information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration and development activities; delay or failure to receive court or regulatory approvals or the failure to satisfy other closing conditions to the Arrangement; the business of Bayfield not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the proposed Arrangement; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and, delays in obtaining governmental approvals, as well as those risks identified in New Gold's filings with Canadian securities regulators, which may be viewed at www.sedar.com. Although New Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements and information, there may be other factors that cause results not to be as anticipated, estimated or intended.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com